UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   April 30, 2009

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On April 30, 2009, Alliant Energy Corporation (the "Company") issued a press release announcing its earnings for the first quarter ended March 31, 2009. Alliant Energy included 2009 first quarter earnings per share excluding non-recurring state income tax impacts, which is a non-GAAP (accounting principles generally accepted in the United States of America) financial measure. Alliant Energy reported this non-GAAP financial measure as an alternate measure to enable investors to better understand the operating performance of Alliant Energy by excluding a non-cash, non-recurring financial impact. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01   **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated April 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: April 30, 2009   By: /s/ Thomas L. Hanson
                                        Thomas L. Hanson
                                        Vice President-Controller and
                                        Chief Accounting Officer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated April 30, 2009

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated April 30, 2009.

Exhibit 99.1



Alliant Energy
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Rob Crain (608) 458-4469
                                  Investor Relations: Jamie Freeman (608) 458-3274

ALLIANT ENERGY ANNOUNCES FIRST QUARTER 2009 RESULTS
Results include $0.36 per share benefit for non-recurring, non-cash state income tax items

MADISON, Wis. – April 30, 2009 – Alliant Energy Corporation (NYSE: LNT) today announced net income and earnings per share (EPS) for the first quarter of 2009 of $72.6 million and $0.66, respectively, compared to $68.1 million and $0.62 for the same period in 2008. A summary of Alliant Energy's first quarter earnings is as follows (net income / (loss) in millions):

	2009		2008	
	Net Income	EPS	Net Income	EPS
Utility	$68.3	$0.62	$55.6	$0.50
Non-regulated	(4.5)	(0.04)	8.4	0.08
Parent (primarily taxes and interest income)	8.8	0.08	4.1	0.04
Net income	**$72.6**	**$0.66**	**$68.1**	**$0.62**

EPS for the utility, non-regulated, and parent were impacted a total of $0.36 per share for various non-recurring, non-cash state income tax items. Additional details on this topic are available later in this release. EPS amounts recorded in the first quarter of 2009 are as follows:

	Q1 2009 Reported EPS	EPS benefit for non-recurring state income tax items	Q1 2009 EPS excluding non-recurring state income tax impacts
Utility	$0.62	$0.32	$0.30
Non-regulated	(0.04)	(0.05)	0.01
Parent	0.08	0.09	(0.01)
Alliant Energy	**$0.66**	**$0.36**	**$0.30**

A summary of the key earnings drivers excluding the non-recurring state income tax impacts is included below.

EPS for Alliant Energy's utility business were negatively impacted by several items anticipated when the company released its earnings guidance for 2009. Those items include a negative $0.03 per share impact for lower industrial sales as a result of the economy and a $0.09 per share reduction for higher transmission and pension expense at Interstate Power and Light Company (IPL). The latter expenses are expected to be recovered on a prospective basis in interim rates that were implemented on March 27, 2009. Additional negative earnings drivers included a $0.04 per share reduction in gas margins due to the impacts of lower commercial and industrial sales and lower retail gas rates at Wisconsin Power and Light Company (WPL) and a $0.03 per share reduction due to milder weather.

The lower earnings in the first quarter of 2009 for Alliant Energy's non-regulated business were primarily due to operating results at RMT that were $0.05 per share lower than the first quarter of 2008. The primary driver of RMT's loss was lower labor utilization rates resulting from reduced construction activity in the wind industry due to limited financing options for developers.

Results at Alliant Energy's parent company were negatively impacted by lower balances and lower interest rates on cash and short-term investments.

"Excluding the non-recurring state income tax impacts, our first quarter results were significantly lower than the same period last year, however many of the drivers were anticipated in our original guidance," said Bill Harvey, Alliant Energy Chairman, President, and CEO. "Industrial sales were weaker than we expected and we are lowering our retail sales forecast for 2009 by an additional 3 percentage points. Despite the challenges presented by the economy, we still expect to meet our original earnings guidance for the utility business as a result of aggressive cost cutting efforts that are constrained only by our assurance not to compromise safety or reliability. In our non-regulated businesses we see a resurgence occurring in the renewables market and RMT has recently signed several contracts for wind construction projects that we expect to generate increased revenues in the coming months. We believe our most difficult quarter is behind us and anticipate producing stronger results for the balance of the year."

Additional details regarding Alliant Energy's first quarter EPS for 2009 and 2008 are as follows:

	2009	2008	Variance
Utility operations:			
Non-recurring state income tax impacts			$0.32
IPL electric transmission expenses and pension expenses			(0.09)
Gas margins (lower commercial and industrial sales and WPL rate decrease)			(0.04)
Net impact of weather and weather hedges (($0.02) gas, ($0.01) electric)			(0.03)
Industrial electric sales decrease at IPL and WPL			(0.03)
Other			(0.01)
Total utility operations	**0.62**	**0.50**	**0.12**
Non-regulated operations:			
Non-recurring state income tax impacts	(0.05)	--	(0.05)
RMT (including WindConnect®)	(0.02)	0.03	(0.05)
Other	0.03	0.05	(0.02)
Total non-regulated operations	**(0.04)**	**0.08**	**(0.12)**
Parent company:			
Non-recurring state income tax impacts	0.09	--	0.09
Other (primarily lower interest income and higher interest expense)	(0.01)	0.04	(0.05)
Total parent company	**0.08**	**0.04**	**0.04**
Earnings per share	**$0.66**	**$0.62**	**$0.04**

The following comments are offered to further explain selected drivers of earnings performance during the first quarter of 2009:

Transmission and Pension Expenses: Higher transmission and pension expenses at IPL in the first quarter of 2009 reduced EPS $0.07 per share and $0.02 per share, respectively. On March 27, 2009, IPL implemented interim rates as part of its retail electric rate case in Iowa that was filed on March 17, 2009. The $84 million annualized interim rate increase is expected to recover the higher transmission and pension expenses for the remainder of 2009 consistent with our 2009 earnings guidance assumptions.

Retail Electric Sales: Retail electric sales were 4 percent lower in the first quarter of 2009 versus the same period last year, including an 11 percent reduction in industrial sales. Because industrial customers have the lowest margin contribution, the EPS impact of the sales decline was limited to $0.03 per share. Alliant Energy's prior projection for 2009 was for retail sales to be approximately 1 percent lower than 2008; that forecast is being lowered to 4 percent lower than 2008 primarily due to weakness in the industrial class at both IPL and WPL.

Retail Gas Margins: Retail gas margins were $0.06 per share lower in the first quarter of 2009 compared to the first quarter of 2008. $0.02 per share of the decrease was due to the impacts of milder weather on sales. Other drivers include lower commercial and industrial sales and the impacts of the decrease in customer rates at WPL resulting from the December 2008 rate case settlement.

RMT: RMT results were $0.05 per share lower in the first quarter of 2009 compared to the first quarter of 2008 as a result of reduced project activity in the wind industry. Due to the many incentive options for wind projects provided in the American Recovery and Reinvestment Act of 2009, we anticipate that the wind development market will return to strong growth in the second half of 2009. RMT has recently been selected to perform design, engineering and construction services on wind projects in Iowa, Missouri, and Utah.

Non-recurring state income tax impacts: In February 2009, the Wisconsin Senate Bill 62 (SB 62) was enacted. The most significant provision of SB 62 for Alliant Energy, IPL and WPL is combined reporting for corporate income taxation in Wisconsin. This requires all Alliant Energy companies to file as members of a unitary return in Wisconsin. In addition, in order to take advantage of efficiencies that will likely be available as a result of IPL and WPL sharing resources and facilities, WPL will now be doing business in Iowa as well as Wisconsin and accordingly will file as a member of the 2009 Iowa consolidated tax return. In addition, the current provisions of SB 62 make it unlikely that Alliant Energy will be able to utilize the majority of its current Wisconsin net operating loss carryforwards before they expire. As a result, the non-regulated businesses recorded a valuation allowance for the deferred tax assets associated with its Wisconsin net operating loss carryforwards, which increased income tax expense by approximately $6 million in the first quarter of 2009. As a result of implementing all of the impacts of SB 62 and reflecting WPL doing business in Iowa, net tax benefits (expenses) of $0.32, ($0.05), and $0.09 per share were recorded in the first quarter of 2009 for the utility, non-regulated and parent company, respectively.

2009 Earnings Guidance

Alliant Energy is affirming its 2009 earnings guidance, which excludes the $0.36 per share benefit associated with the non-recurring state income tax impacts discussed throughout this release.

Utility	$1.95 – $2.25
Non-regulated	0.23 – 0.27
Parent company	(0.04) – 0.00
Alliant Energy	**$2.18 – $2.48**

The guidance also does not include the impact of certain non-cash valuation adjustments that Alliant Energy may incur, the impact of any future adjustments made to Alliant Energy's deferred tax asset valuation allowances, or the impacts of any cumulative effects of changes in accounting principles.

Drivers for Alliant Energy's earnings estimates include, but are not limited to:
- Normal weather conditions in its utility service territories
- Ability to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- State of economy in its utility service territories and resulting implications on sales, including the impact of the current recession
- Ability of IPL and WPL to recover their operating costs and deferred expenditures, and to earn a reasonable rate of return in future rate proceedings
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's wind projects and environmental expenditure plans
- Continuation of costs associated with efforts to remediate the effect of the June 2008 Midwest flooding
- RMT sales forecast and project execution as planned and the level of growth in the wind development market

Projected Capital Expenditures

Alliant Energy is updating its anticipated capital expenditures for 2009 through 2011, originally issued on December 18, 2008. The revised estimates include the impact of the decision by IPL and its joint partners to not proceed with construction of the Sutherland Generating Station Unit 4 and recent changes in the planned timing of environmental and advanced metering infrastructure projects. The changes result in capital expenditures that are $160 million, $615 million, and $420 million lower for the years 2009, 2010, and 2011, respectively. As a result of these changes Alliant Energy does not anticipate issuing any new common equity through the end of 2010 other than to satisfy demands under its equity incentive plan for employees. Details of the current capital expenditure plan are as follows (in millions):

	2009	2010	2011
Utility business:(a)			
Generation – new facilities:			
IPL Wind – Whispering Willow-East	$265	$5	$0
WPL Wind – Bent Tree	165	280	0
WPL Wind – Other	25	95	140
Subtotal	455	380	140
Environmental	145	110	210
Advanced metering infrastructure	55	5	65
Other utility capital expenditures	480	425	380
Total utility business	1,135	920	795
Non-regulated businesses	15	10	10
Alliant Energy	**$1,150**	**$930**	**$805**

(a) Cost estimates represent IPL's or WPL's estimated portion of total escalated construction and acquisition expenditures in millions of dollars and exclude AFUDC, if applicable.

Earnings Conference Call

A conference call to review the first quarter of 2009 results is scheduled for Thursday, April 30th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer Bill Harvey and Vice President, Chief Financial Officer and Treasurer Patricia Kampling will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and conference call, Alliant Energy posted supplemental material on its website. A replay of the call will be available through May 7, 2009, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy anticipates filing its Quarterly Report on Form 10-Q no later than May 11, 2009. Financial statement information will be available at that time.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC (Resources), the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 400,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy-related and tax legislation and regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, capital expenditures and deferred expenditures, the earning of reasonable rates of return and the payment of expected levels of dividends;
- developments that adversely impact the ability to implement IPL's and WPL's strategic plans including unanticipated issues in connection with construction of their new generating facilities and WPL's potential purchases of the Riverside Energy Center (Riverside) and Resources' electric generating facility in Neenah, Wisconsin;
- IPL's ability to reduce the impact of a proposed transmission rate increase for 2009;
- the state of the economy in their service territories and resulting implications on sales and ability to collect unpaid bills, in particular as a result of the current recession;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and retain purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact fuel and fuel-related prices and other economic conditions may have on IPL's and WPL's customers' demand for utility services;
- impacts that storms or natural disasters in their service territories may have on their operations, including uncertainties associated with efforts to remediate the effects of the June 2008 Midwest flooding, reimbursement of storm-related costs covered by insurance, anticipated amount of operating and maintenance expenses, levels of steam margins, rate relief for costs associated with restoration and impacts of the flooding on the economic conditions of the affected service territories
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations and the ability to recover through rates all environmental compliance costs;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions;
- the growth rate of ethanol and biodiesel production in IPL's and WPL's service territories;
- continued access to the capital markets under competitive terms and rates;
- weather effects on results of operations;
- financial impacts of hedging strategies, including the impact of weather hedges on earnings;
- sales and project execution for RMT, Inc. and the level of growth in the wind development market;
- issues related to electric transmission, including operating in the Midwest Independent Transmission System Operator (MISO) energy and ancillary services markets, the impacts of potential future billing adjustments from MISO and recovery of costs incurred;
- unplanned outages at generating facilities and risks related to recovery of incremental costs through rates;
- Resources' ability to successfully defend against, and any liabilities arising out of, the alleged default by Resources under the Indenture for the Exchangeable Senior Notes due 2030;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the purported shareowner derivative complaint stemming from the Exchangeable Senior Notes due 2030 litigation;
- Alliant Energy's ability to successfully defend against, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents;
- employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- the ability to continue cost controls and operational efficiencies;
- increased retirement plan costs due to decreases in market value of plan assets;
- the ability to utilize tax capital losses and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows; and
- inflation and interest rates.

Without limitation, the expectations with respect to 2009 Earnings Guidance and Projected Capital Expenditures in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

*Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.*

KEY FINANCIAL STATISTICS

	March 31, 2009	March 31, 2008
Common shares outstanding (000s)	**110,635**	110,437
Book value per share	**$25.82**	$24.63
Quarterly common dividend rate per share	**$0.375**	$0.35

KEY OPERATING STATISTICS

	Quarter Ended March 31,		
	2009	2008	Change
Utility electric sales (000s of MWh)			
Residential	**2,148**	2,142	--
Commercial	**1,545**	1,511	2%
Industrial	**2,725**	3,059	(11%)
Retail subtotal	**6,418**	6,712	(4%)
Sales for resale:			
Wholesale	**899**	942	(5%)
Bulk power and other	**560**	265	111%
Other	**42**	44	(5%)
Total	**7,919**	7,963	(1%)
Utility retail electric customers (at March 31)			
Residential	**840,069**	841,053	--
Commercial	**134,442**	134,006	--
Industrial	**2,926**	2,968	(1%)
Total	**977,437**	978,027	--
Utility gas sold and transported (000s of Dth)			
Residential	**14,223**	15,096	(6%)
Commercial	**8,936**	9,970	(10%)
Industrial	**1,219**	1,514	(19%)
Retail subtotal	**24,378**	26,580	(8%)
Interdepartmental	**312**	269	16%
Transportation / other	**16,345**	18,911	(14%)
Total	**41,035**	45,760	(10%)
Utility retail gas customers (at March 31)			
Residential	**365,278**	364,695	--
Commercial	**45,449**	45,451	--
Industrial	**576**	586	(2%)
Total	**411,303**	410,732	--

Margin increases from net impacts of weather (in millions) -		
Electric margins -		
Weather impacts on demand compared to normal weather	**$3**	$6
Losses from weather derivatives	**(3)**	(3)
Net weather impact	**$--**	$3
Gas margins -		
Weather impacts on demand compared to normal weather	**$4**	$8
Losses from weather derivatives	**(3)**	(3)
Net weather impact	**$1**	$5

	Quarter Ended March 31,		
	2009	2008	Normal
Heating degree days (HDD) [(a)(b)]			
Cedar Rapids, Iowa (IPL)	**3,601**	3,954	3,358
Madison, Wisconsin (WPL)	**3,752**	3,949	3,482

(a) Alliant Energy entered into weather derivatives based on HDD to reduce potential volatility on its margins from the impacts of weather during the months of January through March.
(b) HDD are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are set using a rolling 20-year average of historical HDD.